Exhibit 99.1

Canopy Growth announces shareholder approval in connection with the proposed acquisition of Acreage & provides update on American hemp and CBD operations

SMITHS FALLS, ON, June 19, 2019 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) is pleased to announce that, at a special meeting of the Company's shareholders (the "Meeting") held earlier today, the Company's shareholders voted overwhelmingly in favour of the resolution (the "Canopy Shareholder Resolution") approving the issuance of common shares of Canopy Growth and certain amendments to certain outstanding Company warrants in connection with the Company's previously announced proposed acquisition (the "Transaction") of Acreage Holdings, Inc. ("Acreage").

The Canopy Shareholder Resolution was approved by approximately 99.05% of votes cast by disinterested Canopy Growth shareholders either in person or represented by proxy at the Meeting, in accordance with the requirements of the Toronto Stock Exchange. The report of voting results will be made available under Canopy Growth's profile on SEDAR at www.sedar.com.

In addition to the approval by Canopy Growth shareholders, Acreage shareholders approved the Transaction at a special meeting of shareholders held simultaneously today.

"On behalf of Canopy Growth, I thank the shareholders of both companies for their vote of confidence in this historic transaction," said Bruce Linton, Chairman & Co-CEO, Canopy Growth. "Completion of the Transaction is intended to position us to efficiently and effectively enter the US cannabis market once federally permissible. Alongside our international market strategies and US Hemp strategy, we believe the acquisition of Acreage will be a key step in bolstering our position as a truly global company."

Initial implementation of the Transaction is subject to approval by the Supreme Court of British Columbia and satisfaction of certain other closing conditions. Canopy Growth and Acreage expect the Transaction to be implemented on or about June 27, 2019. Completion of the Transaction is contingent on the occurrence or waiver, at Canopy Growth's discretion, of changes in US federal law to permit the general cultivation, distribution, and possession of cannabis or to remove the regulation of such activities from the federal Laws of the United States. Details of the payment will be included in a subsequent press release.

Canopy Growth updates on its United States hemp and CBD operations:

The local Canopy Growth team, with staff in San Francisco, New York, Denver, Georgia and Washington, among other places, continues to advance the Company's vision south of the border, with active owned or contracted hemp operations now in seven states: California, Colorado, Kentucky, New York, North Carolina, Oregon and Pennsylvania. Planting is currently underway, using a mixture of high-CBD varieties and high-fibre genetics that could supply the necessary raw material for large-scale, industrialized hemp-based products such as textiles, proteins and bioplastics.

When at full capacity, Canopy Growth's American footprint, largely contracted with American farmers versus owned operations, will cover more than 4000 acres, (approximately 3268 US football fields - or, for Canadian readers, approximately 11,072 hockey rinks.) Nearly half of that entire farming platform will be located in New York State, which will include approximately 1,000 acres of high-CBD hemp, along with an additional 1,000 acres of high-fibre hemp growth.

As a complement to these active farm operations, Canopy Growth continues to explore appropriate locations for its own industrial scale processing and manufacturing plants, with the anticipation that the assets of Acreage could also form a substantial part of the Company's long-term strategic US platform, pending the finalization of the Transaction between Canopy Growth and Acreage.

Finally, through the work of its research subsidiary ebbu, based in Denver, Colorado, as well as its growing clinical team, the Company is squarely focused on bringing a new and unparalleled level of product quality, regulatory oversight, reliability and scientific rigour to the US CBD market.

With its substantial cash holdings and relentless drive to build its commercial portfolio in Canada, the United States and around the world – all while investing in research and development, innovation and educational activities -– Canopy Growth remains committed to leadership in the emerging cannabis space and to generating ever-increasing returns for its shareholders.

Here's to Future Growth (south of the border).

Additional Details
For a more detailed description of the Transaction, shareholders of Canopy Growth are encouraged to visit https://www.canopygrowth.com/canopy-acreage-deal/.

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 4.7 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to the Company's expectations with respect to the Company's position to enter the US cannabis market and the Company's position as a global company, the anticipated timing and implementation of the Transaction, including receipt of required approvals and other closing conditions, the production of raw material for industrial hemp-based products, the extent of the Company's American footprint at full capacity and the Company's exploration for locations for processing and manufacturing plants. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including assumptions as to the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory and court approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to implementation of the Transaction; the occurrence or waiver of certain changes in U.S. federal law in relation to cannabis; the ability of Company and Acreage to satisfy, in a timely manner, the conditions to closing following the occurrence or waiver of certain changes in U.S. federal law in relation to cannabis; other expectations and assumptions concerning the Transaction; regulatory and licensing risks with respect to the Company's United States hemp operations; and such risks contained in the management information circular of the Company dated May 17, 2019 and in the Company's annual information form dated June 27, 2018 filed with Canadian securities regulators and available on the Company's profile on SEDAR at www.sedar.com. Readers are cautioned that the foregoing list of factors is not exhaustive. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

View original content to download multimedia:http://www.prnewswire.com/news-releases/canopy-growth-announces-shareholder-approval-in-connection-with-the-proposed-acquisition-of-acreage--provides-update-on-american-hemp-and-cbd-operations-300871650.html

SOURCE Canopy Growth Corporation

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2019/19/c0527.html

%CIK: 0001737927

For further information: Media Contact: Kingsdale Advisors, Ian Robertson, Executive Vice President, Communication Strategy, Direct: 416-867-2333, Cell: 647-621-2646, irobertson@kingsdaleadvisors.com; Canopy Growth Contact: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 17:17e 19-JUN-19